Ozark Ethanol, LLC
April 11, 2008
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549

Re:	Ozark Ethanol, LLC
File No. 333-139657
Dear Sir or Madam:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ozark Ethanol, LLC (the “Company”) hereby respectfully requests that the registration statement on Form SB-2, including all amendments and exhibits thereto (File No. 333-139657), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 22, 2006, and made effective on June 15, 2007, be withdrawn immediately.
     The Company requests withdrawal of the Registration Statement because of unfavorable market conditions resulting in the Company’s inability to complete the minimum requirements in the Registration Statement. Instead of waiting until the offering terminates pursuant to the Registration Statement on September 13, 2008, the Company intends to return the subscriptions held in escrow to investors now so the investors can have access to their funds before September 13, 2008.
     The Company confirms that no securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.
     The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement at its earliest convenience. Please fax a copy of the written order to the attention of Debra Frimerman of Stoel Rives LLP at (612) 373-8881. Should you have questions regarding this matter, please contact Ms. Frimerman at (612) 373-8819.
     Thank you for your assistance.

Sincerely,
/s/ Jim McClendon
Jim McClendon
Chair (Principal Executive Officer)

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LIBERAL, MO	417-843-3835